SECURITIES AND EXCHANGE COMMISSION
04003018
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36804

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 AND ENDING 12/31/2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FISN, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4800 Montgomery Lane, Suite 800
(No. and Street)

Bethesda (City) Maryland (State) 20814 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas Coan (240) 497-0400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Santos, Postal & Company, P.C.
(Name – *if individual, state last, first, middle name*)

11 North Washington Street, No. 600 Rockville, Maryland 20850
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Coan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FISN, Inc., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Thomas M. Coan
Signature

PRESIDENT
Title

Mary L. Cronin
Notary Public

MARY L. CRONIN
Notary Public
Montgomery County, Maryland
My Commission Expires May 1, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FISN, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

TABLE OF CONTENTS

Santos, Postal
& Company
P.C.
Certified Public Accountants

11 North Washington Street
Suite 600
Rockville, MD 20850
(240) 499-2040
FAX (240) 499-2079
www.spccpas.com

SEC MAIL PROCESSING RECEIVED FEB 27 2004 WASH, D.C. 161 SECTION

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
FISN, Inc.
Bethesda, MD 20814

We have audited the accompanying balance sheets of FISN, Inc. as of December 31, 2003 and 2002, and the related statements of operations, retained earnings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FISN, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, the supplementary information is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Santos, Postal & Company P.C.

February 9, 2004

FISN, INC.
BALANCE SHEETS
AS OF DECEMBER 31,

		2003		2002
CURRENT ASSETS:				
Cash	$	33,803	$	34,134
Cash Deposits with Clearing Organization		657,647		539,495
Commissions Receivable - Broker		35,671		9,957
- Other		15,767		24,312
Deferred Income Taxes		-		2,618
Total Current Assets		742,888		610,516
PROPERTY AND EQUIPMENT:				
Furniture and Equipment		144,070		128,285
Automobiles		47,788		47,788
Leasehold Improvements		7,363		7,363
		199,221		183,436
Less: Accumulated Depreciation		132,385		115,091
Net Property and Equipment		66,836		68,345
OTHER ASSETS:				
Deposit		9,815		9,815
Investment		2,760		3,000
		12,575		12,185
TOTAL ASSETS	$	822,299	$	691,676

The accompanying notes are an integral part of these financial statements.

FISN, INC.
BALANCE SHEETS
AS OF DECEMBER 31,

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
CURRENT LIABILITIES:		
Current Portion of Capital Lease Obligations	$ 16,058	$ 17,160
Accounts Payable	32,004	17,823
Commissions Payable	48,563	60,503
Payroll Taxes Withheld	6,233	8,619
Income Taxes Payable	7,194	6,463
Total Current Liabilities	110,052	110,568
LONG TERM LIABILITIES		
Capital Lease Obligations, Net of Current Portion Above	8,261	20,551
Deferred Income Taxes	2,462	-
Total Liabilities	120,775	131,119
STOCKHOLDERS' EQUITY:		
Common Stock, $1 Par Value, 1,000 Shares Authorized, 100 Shares Issued and Outstanding	100	100
Paid-in Capital	14,900	14,900
Retained Earnings	686,524	545,557
Total Stockholders' Equity	701,524	560,557
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 822,299	$ 691,676

The accompanying notes are an integral part of these financial statements.

FISN, INC.
STATEMENTS OF RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31,

	2003	2002
Retained Earnings - Beginning of Year	$ 545,557	$ 451,886
Net Income	140,967	93,671
Retained Earnings - End of Year	$ 686,524	$ 545,557

The accompanying notes are an integral part of these financial statements.

FISN, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2003	2002
FEE INCOME	$ 2,830,496	$ 2,302,538
OPERATING EXPENSES:		
Advertising	117,862	65,243
Co-Brokers Fees	977	4,522
Depreciation	17,294	23,487
Data Services	82,433	80,156
Clearing expenses	298,928	269,062
Insurance	80,213	58,265
Interest	5,452	6,141
Leasing	10,391	10,898
Office Expense	17,131	17,436
Professional Services	38,794	10,126
Regulatory Fees	36,566	22,898
Rent	133,684	129,663
Repairs and Maintenance	10,665	7,259
Retirement Plan Contribution	26,818	27,691
Salaries and Commissions - Officers	328,000	320,465
- Others	1,259,287	960,473
Supplies	27,597	21,626
Payroll and Property Taxes	83,263	69,159
Telephone	22,377	22,098
Training	3,197	11,490
Travel and Entertainment	40,286	27,409
Total Operating Expenses	2,641,215	2,165,567
INCOME BEFORE INCOME TAXES	189,281	136,971
INCOME TAXES	48,314	43,300
NET INCOME	$ 140,967	$ 93,671

The accompanying notes are an integral part of these financial statements.

FISN, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 140,967	$ 93,671
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	17,294	23,487
Unrealized Loss on Investment Securities	240	300
Changes In:		
Commissions Receivable	(17,169)	(9,452)
Deferred Income Taxes	5,080	7,279
Accounts Payable	14,181	17,821
Commissions Payable	(11,940)	(11,553)
Payroll Taxes Withheld	(2,386)	2,040
Income Taxes Payable	731	(41,134)
NET CASH PROVIDED BY OPERATING ACTIVITIES	146,998	82,459
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	(15,785)	(13,592)
Increase in Deposits with Clearing Organizations	(118,152)	(50,781)
(Purchase) Disposition of Investments Held in Trading Account	-	20,245
NET CASH (USED) BY INVESTING ACTIVITIES	(133,937)	(44,128)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Net Borrowings Under Line of Credit Arrangement	-	(12,955)
Principal Payments on Capital Lease Obligations	(13,392)	(12,784)
NET CASH (USED) BY FINANCING ACTIVITIES	$ (13,392)	$ (25,739)

The accompanying notes are an integral part of these financial statements.

FISN, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2003	2002
NET INCREASE (DECREASE) IN CASH	$ (331)	$ 12,592
CASH, BEGINNING OF YEAR	34,134	21,542
CASH, END OF YEAR	$ 33,803	$ 34,134
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest Paid	$ 5,452	$ 6,141
Income Taxes Paid	$ 42,608	$ 9,066

The accompanying notes are an integral part of these financial statements.

FISN, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003

NOTE 1: SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS

FISN, Inc. (the Company) was incorporated in the District of Columbia on February 15, 1984 for the purpose of providing brokerage, investment advisory, and venture capital services in the metropolitan Washington, DC area. The Company operates through two divisions, First Internet Securities Network (formerly known as First Income Securities Network), which is a regulated securities broker-dealer, and Federally Insured Savings Network, which assists in the placement of time deposits with financial institutions. Approximately 95% of the Company's revenues are derived from the operations of First Internet Securities Network. The Company does not hold any funds or securities for the account of securities customers and clears all its securities customer transactions through another broker-dealer on a fully disclosed basis. It is, therefore, exempt from SEC Rule 15c3-3 under Section (k)(2)(ii).

USE OF ESTIMATES

Management uses estimates and assumptions in preparing these financial statements in accordance with U. S. generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

ACCOUNTING BASIS

The financial statements of FISN, Inc. are prepared on the accrual basis whereby revenues are recognized when earned and expenditures when incurred. The Company prepares its income tax returns on the cash basis of accounting.

DEPRECIATION

Depreciation of property and equipment is computed using accelerated methods over the estimated useful lives of the assets.

FISN, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003

NOTE 1: SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes represent the future tax return consequences of temporary differences between the bases of certain assets and liabilities for financial and tax reporting purposes which will be either deductible or taxable when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

ACCOUNTS RECEIVABLE

The Company's receivables are primarily from broker/dealers and professional associations located throughout the United States. All accounts at December 31, 2003 and 2002 are considered to be collectible. Accordingly, no allowance for doubtful accounts is made for estimated losses on uncollectible accounts receivable.

DEPOSITS WITH CLEARING ORGANIZATION

The Company maintains a $50,000 good faith deposit with the broker/dealer through which it clears its securities transactions. The total of all cash deposits with clearing organizations at December 31, 2003 and 2002 was $657,647 and $539,495, respectively.

COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation and sick days depending on job classification, length of service, and other factors. The Company's policy is to recognize the costs of compensated absences when actually paid to employees. In management's opinion, this method is not materially different than current recognition of costs and, therefore, no accrual is necessary.

NOTE 1: SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

CASH EQUIVALENTS

For the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

RECLASSIFICATIONS

Certain items in the 2002 financial statements have been reclassified to conform to the 2003 presentation. These reclassifications have no effect on net income as previously reported.

NOTE 2: CONCENTRATIONS OF CREDIT RISK

At December 31, 2003 and 2002, the Company's cash deposit with its clearing broker exceeded the Securities Investor Protection Corporation (SIPC) insurance limit by $557,647 and $439,495, respectively.

NOTE 3: INVESTMENT IN SECURITIES

At December 31, 2003 and 2002, the Company held 300 shares of an equity security which is readily marketable. This security is marked to market at each reporting period.

NOTE 4: LINE OF CREDIT ARRANGEMENT

The Company maintains line of credit arrangements with several local financial institutions. The lines of credit are unsecured and have a cash advance limit of $64,000. Interest is computed on the outstanding principal at variable interest rates. There were no outstanding balances at December 31, 2003 or 2002.

FISN, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003

NOTE 5: INCOME TAXES

The net deferred tax assets and liabilities in the accompanying balance sheet include the following components:

	2003	2002
Deferred tax assets	$ 28,490	$ 2,618
Deferred tax liabilities	(30,952)	-
Deferred tax valuation allowance	-	-
Net deferred tax asset (liability)	$ (2,462)	$ 2,618

Deferred taxes are the result of the Company using the cash basis of accounting for income tax purposes, and the difference in depreciation methods used for tax purposes.

The provision for income taxes were as follows for the years ended December 31, 2003 and 2002:

	2003	2002
Federal	$ 33,445	$ 26,955
State	9,789	9,065
Total Current	43,234	36,020
Deferred:		
Federal	3,759	4,848
State	1,321	2,432
Total Deferred	5,080	7,280
Total Provision for Income Taxes	$ 48,314	$ 43,300

The difference between the statutory tax rate and the Company's effective tax rate of 25% in 2003 and 31% in 2002 is due mainly to the effect of lower tax rates for the first $75,000 of taxable income.

NOTE 6: LEASES

The Company leases office space under a lease that expires in 2006. The lease provides for a base rental rate plus contingent rentals based on the Company's share of the increase in the landlord's operating expenses, as defined in the lease. The Company's stockholders guaranteed the lease.

Future minimum annual non-cancelable payments under operating lease agreements as of December 31, 2003 are as follows:

December 31, 2004	$ 131,166
2005	133,067
2006	83,053

The Company leases, under the terms of two agreements that expire in 2004 and 2005, certain furniture and equipment classified as capital leases. The future minimum lease payments under the capital leases and the net present value of the future minimum lease payments at December 31, 2003 are as follows:

Total minimum lease payments	$ 25,817
Amount representing interest	(1,498)
Present value of net minimum lease payments	24,319
Current portion	(16,058)
	$ 8,261

Cost for the furniture and equipment under capital leases totals $69,053 and the related accumulated depreciation totals $65,661 at December 31, 2003. Amortization of the cost is included in depreciation expense.

NOTE 7: RETIREMENT PLAN

The Company sponsors an employee salary reduction plan (Simple-IRA) under section 408(p) of the Internal Revenue Code. The Company matches the employee's elective deferral on a dollar for dollar basis, not to exceed 3% of the employee's compensation or the indexed ceiling amount stipulated by the Internal Revenue Code. The Company's share of contributions totaled $26,818 and $27,691 for the years ended December 31, 2003 and 2002, respectively.

FISN, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

Total Stockholders' Equity	$ 701,524
Deductions:	
Commissions Receivable - Other	15,767
Fixed Assets, Net of Depreciation	66,836
Deposit	9,815
Total Deductions	92,418
Net Capital Before Haircuts on Securities Positions	609,106
Haircuts on Securities [computed pursuant to Rule 15c3-1 (c)(2)(vi)(E)(6)]	(414)
Net Capital	$ 608,692
AGGREGATE INDEBTEDNESS	
Total Liabilities Included on Balance Sheet	$ 120,775
Less: Fixed Liabilities Adequately Secured by Assets Acquired for Use in the Ordinary Course of Trade or Business	24,319
Deferred Income Tax Liability	2,462
Total Aggregate Indebtedness	$ 93,994

FISN, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM CAPITAL REQUIRED [under subparagraph (a)(2) or Rule 15c3-1]	$ 100,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENT	$ 508,692
EXCESS OF NET CAPITAL AT 1500%	$ 594,593
EXCESS OF NET CAPITAL AT 1000%	$ 599,293
Ratio: Aggregate Indebtedness to Net Capital	0.15 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of FORM X-17A-5 as of December 31, 2003)

Net Capital, as reported in Company's Part II (Unaudited) FOCUS Report	$ 615,721
Audit Adjustments:	
Increase in Accounts Payable	(19,947)
Increase in Capital Lease Obligation	(643)
Decrease in Federal and State Income Tax Accruals and Deferrals	13,561
Total Audit Adjustments	(7,029)
Net Capital	$ 608,692

FISN, INC.

SCHEDULE II- COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2003

The Company does not receive or otherwise hold funds or securities for, or owe money or securities to, securities customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3 under the exemption allowed in Section (k)(2)(ii).

Required Deposit	None

Santos, Postal & Company P.C.
Certified Public Accountants

11 North Washington Street
Suite 600
Rockville, MD 20850
(240) 499-2040
Fax (240) 499-2079
www.spccpas.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
FISN, Inc.
4800 Montgomery Lane
Suite 880
Bethesda, MD 20814

In planning and performing our audit of the financial statements and supplemental schedules of FISN, Inc. for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of internal control structure policies and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the

objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employee in the normal course of performing their assigned functions. However, we noted no matter involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of management and the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Santos, Lull & Company P.C.

February 9, 2004